UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                 February, 2004

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

829 - 25 February 2004

SPIRENT PLC

NICHOLAS BROOKES TO RETIRE AS CHIEF EXECUTIVE

Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announced that Nicholas Brookes has informed the Board of his intention to retire as Chief Executive of the Company. His retirement is due to become effective at the end of June 2004 at which time he will step down from the Board. A formal process to find a successor is under way.

Nicholas Brookes joined the Company in 1995 as Deputy Chief Executive, becoming Chief Executive in 1996.

Commenting, Nicholas Brookes, Chief Executive, said:

"My time at Spirent has been a truly fulfilling experience. Since joining the Company in 1995 I have worked to develop Spirent from a broadly based electronics group into a focused high technology company. Spirent now has three global operating groups with leading positions in their served markets. The Company has a strong management team, a highly experienced Board and is in good shape to move forward so I believe now is the right time to hand over to a successor to enable Spirent to continue along its strategic path."

Commenting, John Weston, Chairman, said:

"During Nick's tenure as Chief Executive Spirent has been transformed into a leading technology group and has weathered exceptionally difficult conditions in the telecoms market, emerging with a sound financial position and good prospects, as the preliminary results for the year to 31 December 2003 announced today demonstrate. The Board would like to take this opportunity to thank Nick for his outstanding achievements and wish him all the best for the future."

- ends -

Enquiries
Nicholas Brookes, Chief Executive	Spirent plc	+44 (0)1293 767676
Eric Hutchinson, Finance Director
Investor Relations
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media
Jon Coles/Rupert Young	Brunswick	+44 (0)20 7404 5959
About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are registered trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                               LUKE THOMAS
                                                                                                                                                                                  (Registrant)

Date: 25 February, 2004                                                                                                                            By             /S/ Luke Thomas
                                                                                                                                                                                  (Signature)